
Via Facsimile and U.S. Mail
Mail Stop 6010

May 3, 2007

Mr. Keith A. Jensen
Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re: American Financial Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 7, 2006
File No. 000-01532

Dear Mr. Lindner:

We have reviewed your response dated April 23, 2007 to our comment issued to you during our April 18, 2007 conference call and have the following comments. In our comments we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-6

A, Accounting Policies, page F-6

1. In our telephone conference on April 18, 2007, management and/or its advisers indicated that the inclusion in the regression analysis of data points where both the Actual Loss and the Hypothetical Black Book Based Loss were $0 reduced correlation. Please explain to us the basis for this assertion. In order to help us

understand the effect that $0 settlement values have on the results of your regression analysis, please also tell us, to the extent readily attainable, what the regression results would be if you:

(a) Excluded all data points where both the Actual Loss and the Hypothetical Black Book Loss are $0; and

(b) In addition to (a), also excluded data points where either Actual Loss or Hypothetical Black Book Loss are $0.

Please tell us how many of the 116,000 contracts you include in each of the regressions analyses described in (a) and (b). Please also provide any narrative insight that you believe would be helpful to interpreting the results of the regression analyses described in (a) and (b) relative to the regression analysis described in your April 23, 2007 letter.

2. In our April 18, 2007 telephone conference, there were discussions of at least two approaches management might take to developing the hypothetical contract that settles solely based on black book namely, (1) change the premium on the actual contract, but leave the contract residual value unchanged or (2) change the contract residual value on the actual contract, but leave the premium unchanged. The objective of both approaches would be to replicate a market transaction for a contract that would settle solely based on the black book. Under the first approach, it appears that the change in the premium must be considered in determining the contract's settlement amount. Accordingly, it is unclear to us why the second approach, which we understand you used, would not also consider the premium in determining the contract's settlement amount (that is, the settlement amount for both the actual and the hypothetical contracts would both be based on the net cash inflows or outflows on the contracts as opposed to just the cash outflows, if any, at contract termination). Please describe for us the consideration management gave to defining the settlement amounts for purposes of the regression analysis. In your response, please tell us how the results of your regression analysis would differ had you defined settlement amounts as the net cash inflows or outflows on the contract, inclusive of the initial premiums received.

3. Please tell us if a regression analyzing the combined underlyings (i.e. greater of black book value or actual sales value) to the underlying that does not qualify for the SFAS 133, paragraph 10e(2) exception (i.e. black book value) or alternatively, a regression analyzing changes in the combined underlying to changes in the non-qualifying underlying would have yielded materially different results about the behavior of the residual value contracts than a regression analysis of (A) the settlement amounts described in your April 23, 2007 letter or (B) the settlement amounts described in comment 2 above. If materially different results would occur, please identify and explain to what you attribute such differing results. Please also explain to what extent you believe the sources of those differences provide insight into whether the use of either a settlement value approach or a

change in underlying approach should be a choice among alternatives for evaluating whether your residual value contracts meet the SFAS 133, paragraph 10e2 scope exception or, on the contrary, whether the sources of those differences cause you to believe that only one of the approaches is appropriate.

4. Please tell us whether your residual value contracts have contractual terms that adjust settlement value for the effects of excess wear-and-tear, excess mileage or other aspects unique to the nonfinancial asset to which the residual value contract relates. If such features exist, please describe them fully and explain further how you concluded your residual value contracts qualify for the SFAS 133 paragraph 10e(2) exception.. If such features do not exist, please confirm, if true, that the settlement of each of your residual value contracts is based on an underlying associated with a nonfinancial asset that is unique. See SFAS 133 Implementation Issue C5.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant